BIOMODA, INC.
                           8301 Washington NE, Suite 5
                          Albuquerque, New Mexico 87113


                                                               February 9, 2005


VIA FACSIMILE AND EDGAR

United States Securities
 and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Anne Nguyen, Esq.



                  Re:      Biomoda, Inc.

                           Registration Statement on Form SB-2
                           Post-Effective Amendment No. 2 to Form SB-2
                           File No. 333-90738


Ladies and Gentlemen:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Biomoda, Inc. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:00 a.m., Eastern Standard Time, on Friday, February 11, 2005, or as soon thereafter as possible. The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.






                                              BIOMODA, INC.


                                              By:  /s/ JOHN J. COUSINS
                                                   --------------------
                                              Name: John J. Cousins
                                              Title:  President